UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 25, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Investor Update news release, which appears immediately following this page.

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25 October 2018

UBS Investor Update 2018: Capital and cost efficient growth

UBS reaffirms strategy and ambitions; outlines plans for profit growth

Highly cash-flow generative business model to continue delivering attractive capital returns to shareholders

Global Wealth Management outlines plans to deliver at the higher end of its 10-15% target PBT growth range

Refined efficiency targets for Group and business divisions; aiming for ~72% adjusted Group cost/income ratio in 2021

Increase in equity and cost allocations from Corporate Center to business divisions to drive efficiency improvements

Targeting Group reported return on CET1 capital of ~15% in 2019 and ~17% ambition for 2021, even as CET1 capital increases

Zurich/Basel, 25 October 2018

UBS reaffirms strategy and ambition; outlines plans for profit growth

Building on its successful execution track record, UBS will intensify its focus on delivering growth with further emphasis on capital and cost efficiency. The firm expects to grow revenues at least as fast as real GDP growth, while delivering positive operating leverage. UBS remains strongly positioned to benefit from positive long-term secular growth trends, including global wealth creation and economic expansion in Asia Pacific.

Highly cash-flow generative business model to continue delivering attractive capital returns to shareholders

UBS's business model is capital efficient and highly capital accretive. The firm remains committed to its attractive capital returns policy. UBS targets to grow its ordinary dividend per share at mid-to-high single digit percent per annum. The bank expects to return excess capital, after dividend accruals, likely in the form of share repurchases after considering its outlook and subject to regulatory approval.

In the first quarter of 2018, UBS announced a share repurchase program and an intention to repurchase up to CHF 550 million of shares this year. The firm has already exceeded its target for 2018 by repurchasing CHF 650 million of its shares.

Global Wealth Management outlines plans to deliver PBT growth at the higher end of its 10-15% target PBT growth range

UBS is the only truly global wealth manager with leading positions in the most attractive and fastest growing markets and segments. It reaffirmed its plan to deliver 10-15% pre-tax profit growth over the cycle in its Global Wealth Management business division.

UBS Group AG and UBS AG, News Release, 25 October 2018                                                                                                                    Page 1

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UBS's ambition is to grow profits at the upper end of the target range over the 2019-2021 period. The business division will also target net new money growth of 2-4% per annum while aiming for at least 3% growth by 2021.

The strategic plan for Global Wealth Management focuses on accelerating growth in key geographies, including the Americas and Asia Pacific, as well as strengthening its leadership position in the ultra-high net worth segment. Expansion in the American ultra-high net worth segment alone is expected to contribute significant net new money over the next three years. The business also aims to grow through higher penetration in mandates and banking products.

Global Wealth Management further plans to deliver total annualized gross savings of around CHF 250 million including the CHF 100 million savings announced earlier this year, to be reinvested to support future growth, including technology solutions to improve client experience and enhance advisor capabilities.

Refined efficiency targets for Group and business divisions; aiming for ~72% adjusted Group cost/income ratio in 2021

UBS is providing details on its ambitions to improve cost efficiency ratios. The Group is targeting a cost/income ratio of around 77% for 2019 and is setting a clear path to deliver a cost/income ratio of around 72% in 2021. Over the period, UBS expects to keep costs broadly flat, excluding performance-driven variable compensation, while funding significant investments for growth.

UBS expects to reduce reported Corporate Center costs, including restructuring, by CHF 800 million over the next three years.

Increase in equity and cost allocations from Corporate Center to business divisions to drive efficiency improvements

Earlier this year, UBS gave its business divisions greater ownership of business-aligned Corporate Center functions. UBS will allocate approximately CHF 7 billion of additional attributed equity to the business divisions, of which CHF 3 billion will be allocated to the Investment Bank. The Investment Bank is expected to continue to consume around one third of the Group’s resources.

UBS will also allocate around CHF 90 billion of additional leverage ratio denominator (LRD), and associated risk-weighted assets (RWA), from Corporate Center – Group Asset and Liability Management (Group ALM) to its business divisions. This is incremental to the existing LRD and RWA allocations from Corporate Center – Group ALM to the business divisions.

In addition, UBS plans to allocate around CHF 675 million of P&L currently retained in Corporate Center to business divisions. Further aligning front-to-back cost ownership will create additional incentives to increase efficiency. These changes will result in an approximately two percentage point increase in the business division's adjusted cost/income ratios, while improving the Corporate Center's retained profit/(loss). These changes will be effective 1 January 2019 and UBS will provide restated prior-period information.

Targeting Group reported return on CET1 capital of ~15% in 2019 and ~17% ambition for 2021, even as CET1 capital increases

Reflecting the fact that CET1 capital is the binding constraint of the firm, UBS will target a reported return on CET1 capital of ~15% in 2019 and has an ambition of ~17% for 2021, even as CET1 capital increases.  CET1 capital is a simple, transparent measure that is consistent with UBS’s equity allocation framework and how it manages shareholder returns.

UBS Group AG and UBS AG, News Release, 25 October 2018                                                                                                                   Page 2

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Group CEO Sergio P. Ermotti:

"I'm proud of what we've achieved over the last seven years and in particular since our last Investor Update in 2014. We are taking actions to grow profits efficiently and UBS is strongly positioned to benefit from several secular growth trends. There's no doubt in my mind that we will continue to deliver superior and sustainable value for our shareholders, regardless of market conditions."

Targets, ambitions and resource guidelines

The table below details annual performance targets, ambitions and capital and resource guidelines for the Group and the business divisions. These take into account the effects of the changes in Corporate Center cost allocations, equity attribution and Corporate Center segment reporting that will become effective in the first quarter of 2019. The performance targets and ambitions exclude, where applicable, items that the management of UBS believes are not representative of the underlying performance of the businesses, such as restructuring-related charges and gains and losses on sales of businesses and real estate. The performance targets assume constant foreign currency translation rates unless indicated otherwise.

		Targets		Ambitions	Capital / resource guidelines
		FY19	FY19–21		FY19–21
Group	Reported return on CET1 capital[1]	~15%		~17%
	Adjusted cost/income ratio[2]	~77%		~72%
	CET1 capital ratio[3]				~13%
	CET1 leverage ratio[4]				~3.7%
Global Wealth Management	Adjusted pre-tax profit growth[5]		10–15%[6]
	Adjusted cost/income ratio[7]	~75%		~70%
	Net new money growth[8]		2–4%
Personal & Corporate Banking	Adjusted pre-tax profit growth[5]		3–5%[6]
	Adjusted cost/income ratio[7]	~59%		~56%
	Net interest margin		145–155bps
Asset Management	Adjusted pre-tax profit growth[5]		~10%[6]
	Adjusted cost/income ratio[7]	~72%		~68%
	Net new money growth (excl. money markets)[8]		3–5%
Investment Bank	Adjusted return on attributed equity[9]		~15%[6,10]
	Adjusted cost/income ratio[7]	~78%		~75%
	RWA and LRD in relation to Group[11]				~1/3

1 Net profit attributable to shareholders divided by average common equity tier 1 (CET1) capital.    2  Adjusted operating expenses divided by adjusted operating income before credit loss expense or recovery. Refer to the “Group Performance” section of the UBS Group third quarter 2018 report and the UBS Group Annual Report 2017 for information on adjusting items.    3  CET1 capital divided by risk-weighted assets (RWA) calculated in accordance with the Basel III framework as applicable to Swiss systemically relevant banks (SRBs).    4  CET1 capital divided by leverage ratio denominator (LRD) calculated in accordance with Swiss SRB rules applicable as of 1 January 2020.    5  Business division adjusted profit before tax for the current period divided by business division adjusted profit before tax of comparison period, expressed as a percentage growth. For Asset Management, this metric excludes the impact of business exits. For Personal & Corporate Banking, it is measured in Swiss francs.   6  Over the cycle.    7  Business division adjusted operating expenses divided by business division adjusted operating income before credit loss expense or recovery expressed as a percentage.    8  Net new money for the current period (annualized as applicable), divided by invested assets at the beginning of the period, expressed as a percentage. For Asset Management, this metric excludes money markets from both numerator and denominator.    9  Business division adjusted operating profit before tax (annualized as applicable) divided by average attributed equity. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of the UBS Group third quarter 2018 report for information on the attributed equity framework and to “Changes in Corporate Center cost allocations and equity attribution to business divisions as of the first quarter of 2019” for changes to the framework effective 2019.    10  Repositioned from a minimum return to a performance target.    11  RWA or LRD attributed to the Investment Bank divided by total Group RWA or LRD, as applicable. Refer to the “Capital management” section of the UBS Group third quarter 2018 report for information on RWA and LRD.

UBS Group AG and UBS AG, News Release, 25 October 2018                                                                                                                   Page 3

Investor Relations

Tel. +41-44-234 41 00

Media Relations

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UBS’s media release and slide presentations for the Investor Update 2018 will be available from 06.45 CEST on Thursday 25 October 2018 at www.ubs.com/investors.

Results presentation time:

•         09:00–9.45 (CEST)

•         08:00–8.45 (BST)

•         03:00–3.45 (US EDT)

Investor Update time:

•         10:15–18:15 (CEST)

•         09:15–17:15 (BST)

•         04:15–12:15 (US EDT)

Video webcast

All presentations and Q&A sessions (third quarter 2018 results and Investor Update) can be followed live via video webcast on www.ubs.com/investors. A playback will be made available on www.ubs.com/investors  later in the day.

Please note that there will be no audio dial-in for this event (webcast only).

UBS Group AG and UBS AG

Investor contact

Switzerland:    +41-44-234 41 00

Media contact

Switzerland:    +41-44-234 85 00

UK:                 +44-207-567 47 14

Americas:        +1-212-882 58 57

APAC:             +852-297-1 82 00

www.ubs.com

UBS Group AG and UBS AG, News Release, 25 October 2018                                                                                                                   Page 4

Investor Relations

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Media Relations

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Cautionary Statement Regarding Forward-Looking Statements

This news release contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2017. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS Group AG and UBS AG, News Release, 25 October 2018                                                                                                                   Page 5

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Rounding

Numbers presented throughout this news release may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables

Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG and UBS AG, News Release, 25 October 2018                                                                                                                   Page 6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ________________

Name:  Ella Campi

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ________________

Name:  Ella Campi

Title:    Executive Director

Date:  October 25, 2018